Form 20-F
period 2001-12-31
BRASCAN CORP/
filed 2002-04-03
CIK 1001085

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ________________________


                                    FORM 40-F
(Check one)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
               For the fiscal year ended December 31, 2001
               Commission file number (not available)


                               BRASCAN CORPORATION
             (Exact name of Registrant as Specified in its Charter)

                                     ONTARIO
        (Province or Other Jurisdiction of Incorporation or Organization)

                 1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311
            (Primary Standard Industrial Classification Code Number)

                                 NOT APPLICABLE
                      (IRS Employer Identification Number)

                              SUITE 4400, BCE PLACE
                          181 BAY STREET, P.O. BOX 762
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 363-9491
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                    TORYS LLP
                                 237 PARK AVENUE
                               NEW YORK, NY 10017
                                 (212) 880-6000
 (Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-----------------------------          -----------------------------------------
Class A Limited Voting Shares          New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debt Securities (to be offered on a delayed or continuous basis)

For annual reports, indicate by check mark the information filed with this Form:
      [ ] Annual Information Form         [X] Audited annual financial statement

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Class A Limited Voting Shares                                   281,542,774
     Class B Limited Voting Shares                                        85,120
     Class A Preference Shares Series 1, 2, 3, 4, 5, 7, 8, 9 and 10   33,886,191

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

(the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes [ ]   No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


B. CONSENT TO SERVICE OF PROCESS

     The Registrant has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                        BRASCAN CORPORATION



                                        By: /S/ EDWARD C. KRESS
                                            ------------------------------------
                                            Name:  Edward C. Kress
                                            Title: Executive Vice-President



                                        By: /S/ ALAN V. DEAN
                                            ------------------------------------
                                            Name:  Alan V. Dean
                                            Title: Senior Vice-President
                                                   Public and Corporate Affairs

Date:  March 22, 2002

                                  EXHIBIT INDEX



EXHIBITS        DESCRIPTION

 99.1 2001 Annual Report containing the audited consolidated financial statements of Brascan Corporation for the year ended December 31, 2001 (p. 45-67) and management's discussion and analysis of the company's financial condition and results of operations
               (p. 17-43).

 99.2          Consent of Deloitte & Touche