Form 20-F/A
period 2001-12-31
BRASCAN CORP/
filed 2002-05-23
CIK 1001085

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ________________________


                                    FORM 40-F/A
(Check one)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debt Securities (to be offered on a delayed or continuous basis)

For annual reports, indicate by check mark the information filed with this Form:
      [X] Annual Information Form         [ ] Audited annual financial statement

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



                                        BRASCAN CORPORATION



                                        By: /S/ EDWARD C. KRESS
                                            ------------------------------------
                                            Name:  Edward C. Kress
                                            Title: Executive Vice-President



                                        By: /S/ ALAN V. DEAN
                                            ------------------------------------
                                            Name:  Alan V. Dean
                                            Title: Senior Vice-President
                                                   Public and Corporate Affairs

Date:  May 22, 2002

                                  EXHIBIT INDEX



EXHIBITS      DESCRIPTION

 99.1 Annual Information Form dated May 21, 2002 containing management's discussion and analysis of the company's financial condition and results of operations.