Form 40-F
period 2003-12-31
BRASCAN CORP/
filed 2004-05-19
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-15226

BRASCAN CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP, 237 Park Avenue, New York, NY 10017-3142
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Limited Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

☑     Annual Information Form                    ☑     Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A. Limited Voting Shares	170,661,953
Class B Limited Voting Shares	85,120

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes     ☐                    No     ☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☑                    No     ☐

To the extent required, this Annual Report on Form 40-F or portions thereof shall be incorporated by reference as an exhibit into the registrant’s Registration Statement on Form F-9 (File No. 333-110049) under the Securities Act of 1933. In addition, (i) the Material Change Report filed as Exhibit 99.1 to the Registrant’s Form 6-K dated February 13, 2004 and (ii) the necessary portions of the Management Information Circular filed as Exhibit 2 to the Registrant’s Form 6-K dated April 1, 2004, are hereby incorporated by reference as exhibits into such Registration Statement.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2003;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2003 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the registrant’s internal

40-F2

control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. George S. Taylor, a member of the registrant’s audit committee qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), which it refers to as its Code of Business Conduct, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).

The Code of Business Conduct, which complies with the requirements of the New York Stock Exchange, is available for viewing on the registrant’s website at www.brascancorp.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct should be made by contacting: Alan V. Dean, Secretary, Brascan Corporation, Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to CorporateGovernance@brascancorp.com.

Since the adoption of the Code of Business Conduct, there have not been any amendments to the Code of Business Conduct or waivers, including implicit waivers, from any provision of the Code of Business Conduct.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by Deloitte & Touche LLP during fiscal 2003 and 2002:

(US$ millions)	2003	2002
Audit Fees	$3.5	$2.7
Audit-Related Fees	0.9	1.0
Tax Fees	0.7	0.6
All Other Fees	0.2	0.2

Total	$5.3	$4.5

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements,

40-F3

including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

Pre-Approval Policies and Procedures.

(a)	The audit committee of the registrant’s board of directors has adopted a policy regarding the provision of services by the registrant’s external auditors, currently Deloitte & Touche LLP. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services which may not be provided by the registrant’s external auditors, including all services prohibited by law from being provided by the external auditors.

Under the policy, all permitted services to be provided by Deloitte & Touche must be pre-approved by the audit committee or a designated member of the audit committee. Any pre-approval granted by a designated member must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The audit committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the registrant in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the registrant and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the registrant, and such subsidiary’s audit committee makes certain reports to the registrant’s audit committee.

Subject to the policy, the audit committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all

40-F4

such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the registrant and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) the audit committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the audit committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

(b)	Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Note 14 to the registrant’s financial statements. The registrant does not have any other off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The following table presents contractual obligations of the company at December 31, 2003, due over the next five years:

		Payments Due by Period
US$ Millions		Less than	1—3	4—5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long term debt
Property specific mortgages	$4,881	$288	$1,281	$483	$2,829
Other debt of subsidiaries	2,075	710	825	6	534
Corporate borrowings	1,213	101	12	300	800
Other obligations	586	467	—	—	119

Other obligations include $467 million of commitments by the company and its subsidiaries in the normal course of business, including: commitments to provide bridge financing; and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. Other obligations also include $119 million of shareholder advances and obligations attributable to the residential property business that are included in other liabilities.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in

40-F5

accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James K. Gray, Philip B. Lind, Dr. Jack M. Mintz (Chairman) and George S. Taylor.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

The registrant’s board of directors has determined that 9 of the registrant’s 16 directors, comprising a majority of the board, are independent directors in accordance with the director independence standards of the New York Stock Exchange, and that none of the directors has a material relationship with the registrant which would impair his or her independence from management or otherwise compromise his or her ability to act an as an independent director. The directors who have been determined to be independent on this basis are James J. Blanchard, Julia E. Foster, James K. Gray, Philip B. Lind, Roy MacLaren, G. Wallace McCain, Dr. Jack M. Mintz, Saul Shulman and George S. Taylor.

In making its determination with respect to Saul Shulman, the board considered the fact that he is a senior partner of Goodman & Carr LLP, one of several legal firms which provide legal services to the registrant and its affiliates, and determined that in light of the attributes the board believes need to be possessed by independent directors, it is satisfied that Mr. Shulman’s relationship with Goodman & Carr LLP is consistent with the skills and experience he brings to his role as an independent board member.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular executive sessions in which the registrant’s “independent” directors (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Roy MacLaren serves as the lead director at such sessions (the “Lead Director”).

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by writing to the Lead Director, c/o Alan V. Dean, Secretary, Brascan Corporation, Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by email to CorporateGovernance@brascancorp.com. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices”

40-F6

in the registrant’s Management Information Circular in connection with its 2004 Annual Meeting and are available for viewing on the registrant’s website at www.brascancorp.com.

Board Committee Charters

The Mandates of the registrant’s audit committee, management resources and compensation committee, and governance and nominating committee are each available for viewing on the registrant’s website at www.brascancorp.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Alan V. Dean, Secretary, Brascan Corporation, Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to CorporateGovernance@brascancorp.com.

40-F7

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

     The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

     The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 19, 2004.

Brascan Corporation
By: /s/ Alan V. Dean
Name:	Alan V. Dean
Title:	Senior Vice-President, Corporate Affairs and Secretary

40-F8

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2003
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003
99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2003
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of Deloitte & Touche LLP