Form 40-F
period 2004-12-31
BRASCAN CORP/
filed 2005-03-31
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-15226

BRASCAN CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada	1121, 1031, 1061, 1311, 1321, 2421,	Not applicable
(Province or other jurisdiction of incorporation or organization)	4939, 6311 (Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

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

Class A Limited Voting Shares	258,620,702
Class B Limited Voting Shares	85,120

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

Yes ☑                    No ☐

Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-9 (File No. 333-112049) under the Securities Act of 1933.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2004;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

40-F2

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The information required is included under the heading “Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2004, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The information required is included under the heading “Pre-Approval Polices and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2004, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

40-F3

Off-Balance Sheet Arrangements.

The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Note 14 to the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2004, filed as Exhibit 99.3 to this Annual Report on Form 40-F. The registrant does not have any other off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The information required in included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James K. Gray, Philip B. Lind, Dr. Jack M. Mintz (Chairman) and George S. Taylor.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

The registrant’s board of directors has determined that nine of the registrant’s 16 directors, comprising a majority of the board, are independent directors in accordance with the director independence standards of the New York Stock Exchange, and that none of these nine directors has a material relationship with the registrant which would impair his or her independence from management or otherwise compromise his or her ability to act an as an independent director. The directors who have been determined to be independent on this basis are James J. Blanchard, Julia E. Foster, James K. Gray, Philip B. Lind, Roy MacLaren, G. Wallace McCain, Dr. Jack M. Mintz, Saul Shulman and George S. Taylor.

In making its determination with respect to Saul Shulman, the board considered the fact that he was until December 31, 2004 a senior partner of Goodman & Carr LLP, one of several legal firms which provide legal services to the registrant and its affiliates, and determined that in light of the attributes the board believes need to be possessed by independent directors, it is satisfied that Mr. Shulman’s recent relationship with Goodman & Carr LLP is consistent with the skills and experience he brings to his role as an independent board member.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular executive sessions in which the registrant’s

40-F4

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

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s Management Information Circular in connection with its 2004 Annual Meeting and are available for viewing on the registrant’s website at www.brascancorp.com.

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

40-F5

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

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2005.

Brascan Corporation
By: /s/ Alan V. Dean
Name:	Alan V. Dean
Title:	Senior Vice-President, Corporate Affairs and Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2004

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2004

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP