Form 40-F
period 2005-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2006-03-31
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission file number 1-15226
BROOKFIELD ASSET MANAGEMENT INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1121, 1031, 1061, 1311, 1321, 2421,	Not applicable
(Province or other jurisdiction of	4939, 6311	(I.R.S. Employer
incorporation or organization)	(Primary Standard Industrial	Identification Number
	Classification Code Number	(if Applicable))
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

Class A Limited Voting Shares	257,502,448
Class B Limited Voting Shares	85,120
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
Yes☑ No ☐
Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-9 (File No. 333-112049) under the Securities Act of 1933.

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2005;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 24 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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
40-F2

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Expert
The registrant’s board of directors has determined that Mr. George S. Taylor, a member of the registrant’s audit committee qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).
Code of Ethics
The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), which it refers to as its Code of Business Conduct, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).
The Code of Business Conduct, which complies with the requirements of the New York Stock Exchange, is available for viewing on the registrant’s website at www.brookfield.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct should be made by contacting: Alan V. Dean, Secretary, Brookfield Asset Management Inc., Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to enquiries@brookfield.com.
Since the adoption of the Code of Business Conduct, there have not been any amendments to the Code of Business Conduct or waivers, including implicit waivers, from any provision of the Code of Business Conduct.
Principal Accountant Fees and Services
The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information Section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2005, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information Section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2005, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
40-F3

Off-Balance Sheet Arrangements
The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Note 15 to the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2005, filed as Exhibit 99.3 to this Annual Report on Form 40-F. The registrant does not have any other off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations
The information required is included under the heading “Contractual Obligations” in the Supplemental Information section of the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: William A. Dimma, James K. Gray, Jack M. Mintz (Chairman) and George S. Taylor.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
Independence of Directors
The registrant’s board of directors has determined that nine of the registrant’s 14 directors, comprising a majority of the board, are independent directors in accordance with the director independence standards of the New York Stock Exchange, and that none of these nine directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director. The directors who have been determined to be independent on this basis are: James J. Blanchard, William A. Dimma, James K. Gray, Lance M. Liebman, Philip B. Lind, Roy MacLaren, G. Wallace F. McCain, Jack M. Mintz and George S. Taylor.
Presiding Director at Meetings of Independent Directors
The registrant schedules regular meetings in which the registrant’s “independent” directors (as that term is defined in the rules of the New York Stock Exchange) meet without the participation of management and non-independent directors. Mr. Roy MacLaren serves as the lead director at such sessions (the “Lead Director”).
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by writing to the Lead Director, c/o Alan V. Dean, Secretary, Brookfield Asset Management
40-F4

Inc., Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by e-mail to enquiries@brookfield.com. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s Management Information Circular in connection with its 2006 Annual Meeting and are available for viewing on the registrant’s website at www.brookfield.com.
Board Committee Charters
The Mandates of the registrant’s audit committee, management resources and compensation committee, and governance and nominating committee are each available for viewing on the registrant’s website at www.brookfield.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Alan V. Dean, Secretary, Brookfield Asset Management Inc., Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to enquiries@brookfield.com.
40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to: Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2006.

Brookfield Asset Management Inc.
By:	/s/ Alan V. Dean
Name: Alan V. Dean
Title: Senior Vice-President, Corporate Affairs and Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2005

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2005

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP