Form 40-F
period 2006-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2007-03-30
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission file number 1-15226
BROOKFIELD ASSET MANAGEMENT INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1121, 1031, 1061, 1311, 1321, 2421,	Not applicable
(Province or other jurisdiction of	4939, 6311	(I.R.S. Employer
incorporation or organization)	(Primary Standard Industrial	Identification Number (if
	Classification Code Number (if	Applicable))
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
Class A Limited Voting Shares          387,669,896
Class B Limited Voting Shares          85,120
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
(a)	Annual Information Form for the fiscal year ended December 31, 2006;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006; and

(c)
Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 24 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

40-F2

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over the registrant’s financial reporting. The registrant’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the registrant’s assets are safeguarded.

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2006. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control — Integrated Framework to evaluate the effectiveness of the registrant’s internal control over financial reporting. Based on the assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2006.

Management excluded from its assessment the internal control over financial reporting at HQI Transelec Chile S.A., Trizec Properties Inc. and Trizec Canada Inc., which were acquired during 2006, whose total assets, net assets, total revenues, and net income on a combined basis constitute approximately 27%, 12%, 5% and nil%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2006 has been audited by Deloitte & Touche LLP, as stated in their Auditor’s Report that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in Exhibit 99.9 hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2006, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

40-F3

Audit Committee Financial Experts
The registrant’s board of directors has determined that Mr. Marcel R. Coutu and Mr. George S. Taylor, both members of the registrant’s audit committee, qualify as an “audit committee financial expert” (as such term is defined in Form 40-F).
Code of Ethics
The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), which it refers to as its Code of Business Conduct, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).
The Code of Business Conduct, which complies with the requirements of the New York Stock Exchange, is available for viewing on the registrant’s website at www.brookfield.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct should be made by contacting: Alan V. Dean, Secretary, Brookfield Asset Management Inc., Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to enquiries@brookfield.com.
Since the adoption of the Code of Business Conduct, there have not been any amendments to the Code of Business Conduct or waivers, including implicit waivers, from any provision of the Code of Business Conduct.
Principal Accountant Fees and Services
The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information Section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements
The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Note 16 to the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F. The registrant does not have any other

40-F4

off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations
The information required is included under the heading “Contractual Obligations” in the Capital Resources and Liquidity section of the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Marcel R. Coutu, William A. Dimma, James K. Gray, Jack M. Mintz (Chairman) and George S. Taylor.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
Independence of Directors
The registrant’s board of directors has determined that 12 of the registrant’s 16 directors, comprising a majority of the board, are independent directors in accordance with the director independence standards of the New York Stock Exchange, and that none of these 12 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director. The directors who have been determined to be independent on this basis are: Marcel R. Coutu, William A. Dimma, J. Trevor Eyton, James K. Gray, Lance Liebman, Philip B. Lind, Roy MacLaren, G. Wallace F. McCain, Frank J. McKenna, Jack M. Mintz, James A. Pattison and George S. Taylor.
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
Corporate Governance Guidelines

40-F5

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s Management Information Circular in connection with its 2007 Annual Meeting and are available for viewing on the registrant’s web site at www.brookfield.com.
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Schedule C to the registrant’s Management Information Circular for its 2007 Annual Meeting. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2006. These documents are available for viewing on the registrant’s web site at www.brookfield.com.
The charters of the registrant’s board of directors, audit committee, management resources and compensation committee and governance and nominating committee are each available for viewing on the registrant’s web site at www.brookfield.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Alan V. Dean, Secretary, Brookfield Asset Management Inc., Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to enquiries@brookfield.com.

40-F6

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2007.

Brookfield Asset Management Inc.
By:	/s/ Alan V. Dean
Name:	Alan V. Dean
Title:	Senior Vice-President and Secretary

40-F7

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2006*, Appendices A, B, C

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006*

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2006

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP

99.9	Independent Auditor’s Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (U.S.A.)

*	Incorporated by reference to the Exhibits to the registrant’s Registration Statement on Form F-9 (File No. 333-112049) under the Securities Act of 1933.