Form 40-F/A
period 2006-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2007-04-18
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006
Commission file number 1-15226
BROOKFIELD ASSET MANAGEMENT INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Torys LLP, 237 Park Avenue, New York, NY 10017-3142
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Limited Voting Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Debt Securities
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements
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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment No. 1 to the registrant’s annual report of Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized, on April 18, 2007.

Brookfield Asset Management Inc.
By:	/s/ Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description

99.8	Consent of Deloitte & Touche