Form 40-F
BROOKFIELD ASSET MANAGEMENT INC.
filed 2009-04-02
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[✓] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 1-15226

BROOKFIELD ASSET MANAGEMENT INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311	Not applicable
(Province or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number (if Applicable))
(Primary Standard Industrial Classification Code Number (if applicable))

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3

(416) 363-9491

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP, 237 Park Avenue, New York, NY 10017-3142

(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Limited Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[✓] Annual Information Form	[✓] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Limited Voting Shares	579,909,652
Class B Limited Voting Shares	85,120

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   ✓                   No

Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-9 (File No. 333-156499) under the Securities Act of 1933.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.4 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2008;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the fiscal year ended December 31, 2008;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2008; and

(d)	Differences between Canadian and United States of America generally accepted accounting principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, the registrant’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2008. Management excluded from its assessment the internal control over financial reporting at Norbord Inc., which was acquired during 2008 and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 2%, 1%, nil% and nil%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2008.

(d)

Attestation Report of the Registered Public Accounting Firm.  Deloitte & Touche LLP, an independent registered public accounting firm, has audited the registrant’s internal control over financial reporting as of December 31, 2008. The opinion of Deloitte & Touche on the registrant’s internal control over financial reporting is included in Exhibit 99.9 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)

Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2008, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

The registrant’s board of directors has determined that Mr. Marcel R. Coutu, Ms. Patricia M. Newson and Mr. George S. Taylor, all members of the registrant’s audit committee, qualify as an “audit committee financial expert” (as such term is defined in Form 40-F).

40-F3

Code of Ethics

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), which it refers to as its Code of Business Conduct, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).

The Code of Business Conduct, which complies with the requirements of the New York Stock Exchange, is available for viewing on the registrant’s website at www.brookfield.com at About Brookfield/Corporate Governance and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct should be made by contacting: Catherine J. Johnston, Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

Since the adoption of the Code of Business Conduct, there have not been any amendments to the Code of Business Conduct, other than of a housekeeping nature, or waivers, including implicit waivers, from any provision of the Code of Business Conduct.

Principal Accountant Fees and Services

The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Part 7, “Supplemental Information”, in the registrant’s MD&A for the fiscal year ended December 31, 2008, and in Note 18 to the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, incorporated by reference as Exhibits 99.2 and 99.3, respectively, to this Annual Report on Form 40-F. The registrant does not have any other off-balance sheet arrangements.

40-F4

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Contractual Obligations” in Part 7, “Supplemental Information,” in the registrant’s MD&A for the fiscal year ended December 31, 2008, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Marcel R. Coutu, who is the committee’s Chairman, Jack M. Mintz, Patricia M. Newson and George S. Taylor.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Independence of Directors

The registrant’s board of directors has determined that 12 of the registrant’s 16 directors, comprising a majority of the board, are independent directors in accordance with the director independence standards of the New York Stock Exchange (the “NYSE”), and that none of these 12 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director. The directors who have been determined to be independent on this basis are: Marcel R. Coutu, J. Trevor Eyton, James K. Gray, Maureen Kempston Darkes, Lance Liebman, Philip B. Lind, G. Wallace F. McCain, Frank J. McKenna, Jack M. Mintz, Patricia M. Newson, James A. Pattison and George S. Taylor.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular meetings in which the registrant’s “independent” directors (as that term is defined in the rules of the NYSE) meet without the participation of management and non-independent directors. Mr. Frank McKenna serves as the lead director at such sessions (the “Lead Director”).

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by writing to the Lead Director, c/o Catherine J. Johnston, Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by e-mail to inquiries@brookfield.com. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.

40-F5

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s Management Information Circular dated March 9, 2009 in connection with its 2009 Annual and Special Meeting of Shareholders and are available for viewing on the registrant’s web site at www.brookfield.com under About Brookfield/Corporate Governance.

Board and Committee Charters

The charter of the registrant’s board of directors is set out in Schedule A to the registrant’s Management Information Circular for its 2009 Annual and Special Meeting of Shareholders. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008. These documents are available for viewing on the registrant’s web site at www.brookfield.com under About Brookfield/Corporate Governance.

The charters of the registrant’s board of directors, audit committee, management resources and compensation committee and governance and nominating committee are each available for viewing on the registrant’s web site at www.brookfield.com under About Brookfield/Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Catherine J. Johnston, Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 2, 2009.

Brookfield Asset Management Inc.

By : /s/ Catherine J. Johnston

Name:	Catherine J. Johnston
Title:	Corporate Secretary and Legal Counsel

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2008, including Appendices A, B and C

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2008

99.4	Differences between Canadian and United States of America generally accepted accounting principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer Form pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Report of Independent Registered Chartered Accountants

99.10	Consent of Deloitte & Touche LLP

40-F8