Form 40-F
period 2011-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2012-03-29
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

Torys LLP, 1114 Avenue of the Americas, New York, NY 10036-7703

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

Class A Limited Voting Shares  619,203,649

Class B Limited Voting Shares  85,120

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management believes that, as of December 31, 2011, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2011.

(4) Deloitte & Touche LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2011, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

The registrant’s board of directors has determined that Mr. Marcel R. Coutu, Mr. Youssef A. Nasr and Mr. George S. Taylor, all members of the registrant’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B in Form 40-F) and are each “independent” (as such term is defined in the rules of the New York Stock Exchange (the “NYSE”)), in accordance with the director independence standards of the NYSE.

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

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services

The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The registrant enters into derivative contracts in the normal course of its business, primarily to manage interest rate, currency and commodity price risks. The registrant also enters into financing commitments as part of its funds management business. These arrangements are disclosed in Part 4, “Capitalization”, in the registrant’s MD&A for the fiscal year ended December 31, 2011, and in Note 22 to the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F. The registrant does not have any other off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Contractual Obligations” in Part 4, “Capitalization,” in the registrant’s MD&A for the fiscal year ended December 31, 2011, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George S. Taylor who is the committee’s Chair, Marcel R. Coutu, Jack M. Mintz and Youssef A. Nasr.

DISCLOSURE PURSUANT TO THE

REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

Independence of Directors

The registrant’s board of directors has determined that 11 of the registrant’s 15 directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these 11 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director.

The directors who have been determined to be independent on this basis are: Marcel R. Coutu, J. Trevor Eyton, James K. Gray, Maureen Kempston Darkes, Lance Liebman, Philip B. Lind, Frank J. McKenna, Jack M. Mintz, Youssef A. Nasr, James A. Pattison and George S. Taylor.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular meetings in which the registrant’s independent directors meet without the participation of management and non-independent directors. Mr. Frank McKenna, the chair of the board of directors, serves as the chair at such sessions (the “Chair”).

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by contacting the Chair, c/o Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by e-mail to inquiries@brookfield.com. Communications will be referred to the Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s Management Information Circular dated March 12, 2012 in connection with its 2012 Annual and Special Meeting of Shareholders and are available for viewing on the registrant’s web site at www.brookfield.com under Corporate/Corporate Governance.

Board and Committee Charters

The charter of the registrant’s board of directors is set out in Schedule A to the registrant’s Management Information Circular for its 2012 Annual and Special Meeting of Shareholders. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011.

These documents are available for viewing on the registrant’s web site at www.brookfield.com under Corporate/Corporate Governance.

The charters of the registrant’s board of directors, audit committee, management resources and compensation committee, governance and nominating committee and risk management committee are each available for viewing on the registrant’s web site at www.brookfield.com under Corporate/Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2012.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	2011 Annual Report (containing the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2011, the Consolidated Financial Statements for the fiscal year ended December 31, 2011, and the Attestation Report of Deloitte & Touche LLP)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Deloitte & Touche LLP