Form 40-F
period 2012-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2013-04-02
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Class A Limited Voting Shares 625,122,204

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2012; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2012, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2012.

(4) Deloitte LLP, the independent registered chartered accountants that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2012, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Independent Registered Chartered Accountants. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Principal Accountant Fees and Services

The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The registrant does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Contractual Obligations” in Part 4, “Capitalization,” in the registrant’s MD&A for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George S. Taylor who is the committee’s Chair, Marcel R. Coutu and Youssef A. Nasr.

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

The directors who have been determined to be independent on this basis are: Marcel R. Coutu, J. Trevor Eyton, Maureen Kempston Darkes, Seek Ngee Huat, Lance Liebman, Philip B. Lind, Frank J. McKenna, Youssef A. Nasr, James A. Pattison, Diana L. Taylor and George S. Taylor.

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

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s latest Management Information Circular available for viewing on the registrant’s web site at www.brookfield.com under Corporate/Corporate Governance.

Board and Committee Charters

The charter of the registrant’s board of directors is set out in Schedule A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2012.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2013.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2012
99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012, the Consolidated Financial Statements for the fiscal year ended December 31, 2012, and the Attestation Report of Deloitte LLP
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.7	Consent of Deloitte LLP