Form 40-F
period 2013-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2014-03-31
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Class A Limited Voting Shares 625,181,338

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2013; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2013.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(1) Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board .

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2013, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2013.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2013, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

The registrant’s board of directors has determined that Mr. Marcel R. Coutu and Mr. George S. Taylor, each of whom is a member of the registrant’s audit committee, qualify as “audit committee financial experts” (as such term is defined in paragraph 8(b) of General Instruction B in Form 40-F) and are “independent” (as such term is defined in the rules of the New York Stock Exchange (the “NYSE”)), in accordance with the director independence standards of the NYSE.

Code of Ethics

The registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), which it refers to as its Code of Business Conduct and Ethics, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct and Ethics, which complies with the requirements of the NYSE, is available for viewing on the registrant’s website at www.brookfield.com at Corporate/Conduct Guidelines and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services

The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The registrant does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Contractual Obligations” in Part 4, “Capitalization,” in the registrant’s MD&A for the fiscal year ended December 31, 2013, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George S. Taylor who is the committee’s Chair, Marcel R. Coutu and Diana L. Taylor, each of whom is “independent” (as such term is defined in the rules of the NYSE).

DISCLOSURE PURSUANT TO THE

REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

Independence of Directors

The registrant’s board of directors has determined that 11 of the registrant’s 16 directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these 11 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director.

The directors who have been determined to be independent on this basis are: Marcel R. Coutu, Maureen Kempston Darkes, Lance Liebman, Philip B. Lind, Frank J. McKenna, Youssef A. Nasr, Lord O’Donnell, James A. Pattison, Seek Ngee Huat, Diana L. Taylor and George S. Taylor.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular meetings in which the registrant’s independent directors meet without the participation of management and non-independent directors. Mr. Frank J. McKenna, the chair of the board of directors, serves as the chair at such sessions (the “Chair”).

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

Board and Committee Charters

The charter of the registrant’s board of directors is set out in Schedule A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2014.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson

Name:	Brian D. Lawson
Title:	Senior Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2013

99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2013, the Consolidated Financial Statements for the fiscal year ended December 31, 2013, and the Attestation Report of Deloitte LLP

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Deloitte LLP