Form 40-F
period 2014-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2015-03-31
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

Class A Limited Voting Shares 618,733,227

Class B Limited Voting Shares 85,120

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     ☐  Yes    ☐  No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement No(s). 333-184108, 333-178260 and 333-129631 on Form S-8, 333-198444, 333-192615 and 333-189296 on Form F-10 and 333-182656 on Form F-3.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2014;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2014; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2014.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2014, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s \internal control over financial reporting as of December 31, 2014.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2014, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2014, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Business Conduct and Ethics, which complies with the requirements of the NYSE, is available for viewing on the registrant’s website at www.brookfield.com at The Company/Conduct Guidelines and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services

The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2014, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2014, incorporated by reference as Exhibit 99.1 to this Form 40-F.

Off-Balance Sheet Arrangements

The registrant does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The information required is included under the heading “Contractual Obligations” in Part 4 – Capitalization, in the registrant’s MD&A for the fiscal year ended December 31, 2014, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: George S. Taylor who is the committee’s Chair, Marcel R. Coutu and Philip B. Lind, each of whom is “independent” (as such term is defined in the rules of the NYSE).

Mine Safety Disclosure

Not applicable.

DISCLOSURE PURSUANT TO THE

REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

Independence of Directors

The registrant’s board of directors has determined that 10 of the registrant’s 16 directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these 10 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director.

The directors who have been determined to be independent on this basis are: Marcel R. Coutu, Maureen Kempston Darkes, Lance Liebman, Philip B. Lind, The Hon. Frank J. McKenna, Youssef A. Nasr, James A. Pattison, Seek Ngee Huat, Diana L. Taylor and George S. Taylor.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular meetings in which the registrant’s independent directors meet without the participation of management and non-independent directors. The Hon. Frank J. McKenna, the chair of the board of directors, serves as the chair at such sessions (the “Chair”).

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

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s latest Management Information Circular available for viewing on the registrant’s web site at www.brookfield.com under The Company/Corporate Governance.

Board and Committee Charters

The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2014.

These documents are available for viewing on the registrant’s web site at www.brookfield.com under The Company/Corporate Governance.

The charters of the registrant’s board of directors, audit committee, management resources and compensation committee, governance and nominating committee and risk management committee are each available for viewing on the registrant’s web site at www.brookfield.com under The Company/Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2015.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Senior Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014, the Consolidated Financial Statements for the fiscal year ended December 31, 2014, and the Attestation Report of the Independent Registered Public Accounting Firm*

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Deloitte LLP

* Incorporated by reference from Form 6-K filed on March 27, 2015