Form 40-F
period 2016-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2017-03-31
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
Commission file number 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

Ontario, Canada	(Exact name of registrant as specified in its charter) 1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A Limited Voting Shares: 986,531,687
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2016;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2016; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2016.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2016, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2016.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2016, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2016, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
The registrant’s board of directors has determined that Mr. Marcel R. Coutu and Mr. George S. Taylor, each of whom is a member of the registrant’s audit committee, qualify as “audit committee financial experts” (as such term is defined in paragraph 8 of General Instruction B in Form 40-F) and are “independent” (as such term is defined in the rules of the New York Stock Exchange (the “NYSE”)), in accordance with the director independence standards of the NYSE.
Code of Ethics
The registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), which it refers to as its Code of Business Conduct and Ethics, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.
The Code of Business Conduct and Ethics, which complies with the requirements of the NYSE, is available for viewing on the registrant’s website at www.brookfield.com at Corporate Governance/Governance Documents and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.
All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.
Principal Accountant Fees and Services
The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2016, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2016, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements
The registrant does not have any off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations
The information required is included under the heading “Contractual Obligations” in Part 4 – Capitalization, in the registrant’s MD&A for the fiscal year ended December 31, 2016, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

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
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s latest Management Information Circular available for viewing on the registrant’s web site at www.brookfield.com under Corporate Governance/Governance Documents.
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016.
These documents are available for viewing on the registrant’s web site at www.brookfield.com under Corporate Governance/ Governance Documents.
The charters of the registrant’s board of directors, audit committee, management resources and compensation committee, governance and nominating committee and risk management committee are each available for viewing on the registrant’s web site at www.brookfield.com under Corporate Governance/Governance Documents and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Corporate Secretary, Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2017.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Senior Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2
Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016, the Consolidated Financial Statements for the fiscal year ended December 31, 2016, and the Attestation Report of the Independent Registered Public Accounting Firm

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