Form 40-F/A
period 2016-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2017-04-03
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)
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
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes    ☐ No

EXPLANATORY NOTE

Brookfield Asset Management Inc. (the “Company” or the “Registrant”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2016 (the “Original Filing”) filed with the United States Securities and Exchange Commission on March 31, 2017 solely to refile Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7 to correct the dates of these documents from “March 31, 2016” to “March 31, 2017”.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2016

99.2*
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

*Previously Filed.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40/F-A to be signed on its behalf by the undersigned, thereunto duly authorized, on April 3, 2017.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Senior Managing Partner and Chief Financial Officer