Form 40-F
period 2017-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2018-04-02
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
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
Class A Limited Voting Shares: 958,688,000
Class B Limited Voting Shares  85,120
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes    ☒ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2017; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2017.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2017, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2017.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2017, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2017, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
The registrant’s board of directors has determined that Mr. Marcel R. Coutu who is a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in paragraph 8 of General Instruction B in Form 40-F) and is “independent” (as such term is defined in the rules of the New York Stock Exchange (the “NYSE”), in accordance with the director independence standards of the NYSE.
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
Principal Accountant Fees and Services
The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements
The registrant does not have any off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations
The information required is included under the heading “Contractual Obligations” in Part 4 – Capitalization, in the registrant’s MD&A for the fiscal year ended December 31, 2017, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Marcel R. Coutu, who is the committee’s Chair, M. Elyse Allan and Angela F. Braly, each of whom is “independent” (as such term is defined in the rules of the NYSE).
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
The directors who have been determined to be independent on this basis are: M. Elyse Allan, Angela F. Braly, Marcel R. Coutu, Maureen Kempston Darkes, Murilo Ferreira, The Hon. Frank J. McKenna, Rafael Miranda, Youssef A. Nasr, Seek Ngee Huat and Diana L. Taylor.
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
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017.
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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 2, 2018.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Senior Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2
Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2017, the Consolidated Financial Statements for the fiscal year ended December 31, 2017, and the Attestation Report of the Independent Registered Public Accounting Firm

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