Form 40-F
period 2019-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2020-03-27
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
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
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
Torys LLP, 1114 Avenue of the Americas, New York, NY 10036-7703
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Limited Voting Shares	BAM	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A Limited Voting Shares: 1,006,195,761
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2019;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2019; and

(c)	Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and as further described under the heading “Management’s Report on Internal Controls Over Financial Reporting” of the MD&A for the fiscal year ended December 31, 2019, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

(3) Based on this assessment, management concluded that, as of December 31, 2019, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2019.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2019, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2019, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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
Principal Accountant Fees and Services
The information required is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2019, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2019, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements
The registrant does not have any off-balance sheet arrangements.
Tabular Disclosure of Contractual Obligations
The information required is included under the heading “Contractual Obligations” in Part 4 – Capitalization, in the registrant’s MD&A for the fiscal year ended December 31, 2019, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

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

DISCLOSURE PURSUANT TO THE
REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
Independence of Directors
The registrant’s board of directors has determined that 9 of the registrant’s 16 directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these 9 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director.
The directors who have been determined to be independent on this basis are: M. Elyse Allan, Angela F. Braly, Marcel R. Coutu, Maureen Kempston Darkes, Murilo Ferreira, The Hon. Frank J. McKenna, Rafael Miranda, Seek Ngee Huat and Diana L. Taylor.
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
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019.
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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 26, 2020.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2
Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2019, the Consolidated Financial Statements for the fiscal year ended December 31, 2019 and 2018, and the reports of the Independent Registered Public Accounting Firm

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