Form 40-F/A
period 2020-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2021-03-29
CIK 1001085

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1
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
Class A Limited Voting Shares: 1,510,635,291
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE
Brookfield Asset Management Inc. (the "Corporation") is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 23, 2021 (the "Original Annual Report"), for the purpose of:
•Correcting the number of outstanding Class A and Class B Limited Voting Shares of the Corporation provided on the cover of the Original Annual Report; and

•Correcting for a typographical error in the date included in the consent of Deloitte LLP ("Deloitte"), filed as Exhibit 99.7 to the Original Annual Report.
This Amendment No. 1 consists solely of a cover page, this explanatory note, the updated Exhibit Index, the updated consent of Deloitte filed as Exhibit 99.7 hereto, certifications of our principal executive officer and our principal financial officer as required under the Sarbanes-Oxley Act of 2002 filed as exhibits 99.3 and 99.4 hereto, and a signature page.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 26, 2021.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2020

99.2*	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2020, the Consolidated Financial Statements for the fiscal year ended December 31, 2020 and 2019, and the reports of the Independent Registered Public Accounting Firm

99.3**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5*	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6*	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7**	Consent of Deloitte LLP

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously filed.
**Filed herewith.