Form 40-F
period 2021-12-31
BROOKFIELD ASSET MANAGEMENT INC.
filed 2022-03-31
CIK 1001085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
Commission file number 001-15160

BROOKFIELD ASSET MANAGEMENT INC.

Ontario, Canada	(Exact name of registrant as specified in its charter) 6282	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, NY 10036-7703
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Limited Voting Shares	BAM	New York Stock Exchange
4.625% Subordinated Notes due October 16, 2080	BAMH	New York Stock Exchange
4.50% Perpetual Subordinated Notes	BAMI	New York Stock Exchange
2.34% Senior Notes Due 2032	BAM / 32	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Limited Voting Shares:	1,640,494,899
Class B Limited Voting Shares:	85,120
Class A Preference Shares, Series 2:	10,457,685
Class A Preference Shares, Series 4:	3,995,910
Class A Preference Shares, Series 8:	3,321,486
Class A Preference Shares, Series 9:	4,670,680
Class A Preference Shares, Series 13:	9,640,096
Class A Preference Shares, Series 15:	2,000,000
Class A Preference Shares, Series 17:	7,840,204
Class A Preference Shares, Series 18:	7,866,749
Class A Preference Shares, Series 24:	10,808,027
Class A Preference Shares, Series 26:	9,770,928
Class A Preference Shares, Series 28:	9,233,927
Class A Preference Shares, Series 30:	9,787,090
Class A Preference Shares, Series 32:	11,750,299
Class A Preference Shares, Series 34:	9,876,735
Class A Preference Shares, Series 36:	7,842,909
Class A Preference Shares, Series 37:	7,830,091
Class A Preference Shares, Series 38:	7,906,132
Class A Preference Shares, Series 40:	11,841,025
Class A Preference Shares, Series 42:	11,887,500
Class A Preference Shares, Series 44:	9,831,929
Class A Preference Shares, Series 46:	11,740,797
Class A Preference Shares, Series 48:	11,885,972
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2021;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2021; and

(c)	Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and as further described under the heading "Management's Report on Internal Control Over Financial Reporting", incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

(3) Based on this assessment, management concluded that, as of December 31, 2021, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2021.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2021, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2021, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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
Principal Accountant Fees and Services
The information required about fees and services billed to the registrant by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2021, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2021, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

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
Mine Safety Disclosure
Not applicable.
Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
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
The directors who have been determined to be independent on this basis are: M. Elyse Allan, Angela F. Braly, Marcel R. Coutu, Maureen Kempston Darkes, Janice Fukakusa, The Hon. Frank J. McKenna, Rafael Miranda, Seek Ngee Huat, Hutham S. Olayan and Diana L. Taylor.
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
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s latest Management Information Circular available for viewing on the registrant’s web site at www.brookfield.com under Corporate Governance/Statement of Corporate Governance Practices.
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s latest Management Information Circular. The charter of the registrant’s audit committee is set out in Appendix C of the registrant’s Annual Information Form for the fiscal year ended December 31, 2021.
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
The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2022.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2021, the Consolidated Financial Statements for the fiscal year ended December 31, 2021 and 2020, and the reports of the Independent Registered Public Accounting Firm

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Deloitte LLP

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)