Form 40-F
period 2024-12-31
BROOKFIELD Corp /ON/
filed 2025-03-24
CIK 1001085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024
Commission file number 001-15160

BROOKFIELD CORPORATION

Ontario, Canada	(Exact name of registrant as specified in its charter) 6282	98-0521601
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
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

Class A Limited Voting Shares:	1,645,830,200
Class B Limited Voting Shares:	85,120
Class A Preference Shares, Series 2:	10,220,175
Class A Preference Shares, Series 4:	3,983,910
Class A Preference Shares, Series 13:	8,792,596
Class A Preference Shares, Series 17:	7,840,204
Class A Preference Shares, Series 18:	7,681,088
Class A Preference Shares, Series 24:	10,808,027
Class A Preference Shares, Series 26:	9,770,928
Class A Preference Shares, Series 28:	9,233,927
Class A Preference Shares, Series 30:	9,787,090
Class A Preference Shares, Series 32:	11,750,299
Class A Preference Shares, Series 34:	9,876,735
Class A Preference Shares, Series 36:	7,842,909
Class A Preference Shares, Series 37:	7,830,091
Class A Preference Shares, Series 38:	7,906,132
Class A Preference Shares, Series 40:	11,841,025
Class A Preference Shares, Series 42:	11,887,500
Class A Preference Shares, Series 44:	9,831,929
Class A Preference Shares, Series 46:	11,740,797
Class A Preference Shares, Series 48:	11,885,972
Class A Preference Shares, Series 51:	3,320,486
Class A Preference Shares, Series 52:	1,177,580
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2024;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2024; and

(c)	Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2024, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and as further described under the heading “Management's Report on Internal Control Over Financial Reporting”, included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(3) Based on this assessment, management concluded that, as of December 31, 2024, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2024.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2024, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2024, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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
The Code of Business Conduct and Ethics, which complies with the requirements of the NYSE, is available for viewing on the registrant’s website at https://bn.brookfield.com/corporate-governance/governance-documents and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Corporate Secretary, Brookfield Corporation, Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to bn.enquiries@brookfield.com.
All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.
Principal Accountant Fees and Services
The information required about fees and services billed to the registrant by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2024, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2024, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangement
The information required is included under the Financial Statement Note 28 Other Information for the registrant's Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.
Material Cash Requirements
The information required is included under the Part 4 Contractual Obligations of Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2024, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Elyse Allan, Janice Fukakusa and Rafael Miranda, each of whom is “independent” (as such term is defined in the rules of the NYSE).
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
The directors who have been determined to be independent on this basis are: M. Elyse Allan, Satish Rai, Maureen Kempston Darkes, Janice Fukakusa, The Hon. Frank J. McKenna, Rafael Miranda, Hutham S. Olayan and Diana L. Taylor.
Presiding Director at Meetings of Independent Directors
The registrant schedules regular meetings in which the registrant’s independent directors meet without the participation of management and non-independent directors. The Hon. Frank J. McKenna, the chair of the board of directors, serves as the chair at such sessions (the “Chair”).
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting the Chair, c/o Corporate Secretary, Brookfield Corporation, Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by e-mail to bn.enquiries@brookfield.com. Communications will be referred to the Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the board of directors as appropriate.
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
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s Management Information Circular dated April 25, 2024. The charter of the registrant’s audit committee is set out in Appendix C of the registrant’s Annual Information Form for the fiscal year ended December 31, 2024.
These documents are available for viewing on the registrant’s web site at https://bn.brookfield.com/corporate-governance/governance-documents.
The charters of the registrant’s board of directors, audit committee, management resources and compensation committee, governance and nominating committee and risk management committee are each available for viewing on the registrant’s web site at https://bn.brookfield.com/corporate-governance/governance-documents and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Corporate Secretary, Brookfield Corporation, Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to bn.enquiries@brookfield.com.

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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2025.

BROOKFIELD CORPORATION

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

97.1	Clawback Policy

99.1	Annual Information Form for the fiscal year ended December 31, 2024

99.2
Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2024, the Consolidated Financial Statements for the fiscal year ended December 31, 2024 and 2023, and the reports of the Independent Registered Public Accounting Firm

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