Form 40-F
period 2025-12-31
BROOKFIELD Corp /ON/
filed 2026-03-18
CIK 1001085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
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

Class A Limited Voting Shares:	2,476,767,072
Class B Limited Voting Shares:	85,120
Class A Preference Shares, Series 2:	10,220,175
Class A Preference Shares, Series 4:	3,983,910
Class A Preference Shares, Series 13:	8,792,596
Class A Preference Shares, Series 17:	7,840,204
Class A Preference Shares, Series 18:	7,681,088
Class A Preference Shares, Series 24:	10,808,027
Class A Preference Shares, Series 26:	9,770,928
Class A Preference Shares, Series 28:	9,233,927
Class A Preference Shares, Series 30:	9,787,090
Class A Preference Shares, Series 32:	11,750,299
Class A Preference Shares, Series 34:	9,876,735
Class A Preference Shares, Series 36:	7,842,909
Class A Preference Shares, Series 37:	7,830,091
Class A Preference Shares, Series 38:	7,906,132
Class A Preference Shares, Series 40:	11,841,025
Class A Preference Shares, Series 42:	11,887,500
Class A Preference Shares, Series 46:	11,740,797
Class A Preference Shares, Series 48:	11,885,972
Class A Preference Shares, Series 51:	3,320,486
Class A Preference Shares, Series 52:	1,177,580
Class A Preference Shares, Series 54:	10,000,000
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2025;

(b)	Management’s Discussion and Analysis of Financial Results (“MD&A”) for the fiscal year ended December 31, 2025; and

(c)	Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2025, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and as further described under the heading “Management's Report on Internal Control Over Financial Reporting”, included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(3) Based on this assessment, management concluded that, as of December 31, 2025, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2025.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2025, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2025, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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
Principal Accountant Fees and Services
The information required about fees and services billed to the registrant by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2025, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2025, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangement
The information required is included under the Financial Statement Note 28 Other Information for the registrant's Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.
Material Cash Requirements
The information required is included under the Part 4 Contractual Obligations of Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2025, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Satish Rai, Janice Fukakusa and Rafael Miranda, each of whom is “independent” (as such term is defined in the rules of the NYSE).
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
The directors who have been determined to be independent on this basis are: M. Elyse Allan, Ang Eng Seng, Satish Rai, Maureen Kempston Darkes, Janice Fukakusa, The Hon. Frank J. McKenna, Rafael Miranda, Hutham S. Olayan and Diana L. Taylor.
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
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are substantially consistent with the requirements of the NYSE rules.

The registrant is permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for U.S. domestic issuers. Under NYSE stock exchange rules, U.S. domestic issuers are required to have a majority independent board of directors. As permitted under Canadian securities laws, the registrant’s corporate governance guidelines permit temporary circumstances in which the registrant would not have a majority independent board of directors. In addition, the registrant intends to follow the listing rules of the TSX in respect of private placements instead of the requirements of the NYSE to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the registrant and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, the registrant will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to NYSE shareholder approval rules.
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s Management Information Circular dated April 24, 2025. The charter of the registrant’s audit committee is set out in Appendix C of the registrant’s Annual Information Form for the fiscal year ended December 31, 2025.
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
Information contained or otherwise accessed through the registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Form 40-F, and any reference to the registrant’s website herein is as an inactive textual reference only.

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

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2026.

BROOKFIELD CORPORATION

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

97.1	Clawback Policy*

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2
Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2025, the Consolidated Financial Statements for the fiscal year ended December 31, 2025 and 2024, and the reports of the Independent Registered Public Accounting Firm

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

*Filed as Exhibit 97.1 to the registrant's Annual Report on Form 40-F on March 21, 2025 and incorporated herein by reference.